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Amended Filing to
Correct Semi-Annual
Rebalancing Effective
Date on Page U-9
Filed Pursuant to Rule 424(B)2
Registration No. 333-132936-14

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED SEPTEMBER 9, 2008

PRICING SUPPLEMENT NO. K9 TO PRODUCT SUPPLEMENT NO. 2A DATED JULY 2, 2008 TO
PROSPECTUS SUPPLEMENT DATED MARCH 24, 2008 TO
PROSPECTUS DATED MARCH 29, 2007

$

Credit Suisse

Buffered Accelerated Return Equity Securities (BARES)SM

due September 26, 2013

Linked to the Performance of the CS/RT
Emerging Infrastructure Index
Powered by HOLTTM

This preliminary pricing supplement supersedes the pricing supplement subject to completion dated August 26, 2008 with respect to the BARES securities due September 26, 2013 linked to the performance of the CS/RT Emerging Infrastructure Index.

Issuer:	Credit Suisse, acting through its Nassau branch (S&P AA-, Moody's Aa1)†
CUSIP:	22546EDL5
Maturity Date:	September 26, 2013, subject to postponement if a market disruption event occurs on the valuation date.
Trade Date:	Expected to be September 19, 2008
Settlement Date:	Expected to be September 26, 2008
Coupon:	We will not pay interest on the securities being offered by this pricing supplement.
Valuation Date:	The valuation date is September 19, 2013, subject to postponement if a market disruption event occurs on the valuation date.
Underlying Index:	The return will be based on the performance of the CS/RT Emerging Infrastructure Index powered by HOLT, which we refer to as the "reference index," during the term of the securities.
Initial Index Level:	The closing level of the reference index on the index business day immediately following the trade date.
Redemption Amount:
You will receive a redemption amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the index return, calculated as set forth below. If the final index level is greater than the initial index level, the index return will be equal to the percentage increase in the index level multiplied by an additional percentage within the range of 100% to 105% (to be determined on the trade date). If the final index level is less than or equal to the initial index level, but is greater than or equal to 80% of the initial index level, then the index return will be zero and you will receive the principal amount of your securities at maturity. If the final index level is less than 80% of the initial index level, then the index return will be negative and you will receive less than the principal amount, but not less than 20% of the principal amount of your securities at maturity, as explained herein.
Upside Participation:	[100% — 105%]
Listing:	The securities will not be listed on any securities exchange.

    Please refer to "Risk Factors" beginning on page PS-5 of the accompanying product supplement for risks related to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the product supplement, prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Security	$	$	$
Total	$	$	$

Delivery of the securities in book-entry form only will be made through The Depository Trust Company. We expect that delivery of the securities will be made against payment therefor on or about September 26, 2008, which is the fifth business day after the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the trade date will be required, by virtue of the fact that the securities initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The securities will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

†
A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Credit Suisse

The date of this pricing supplement is September      , 2008.

 Additional Terms Specific to the Securities

        You should read this pricing supplement together with the prospectus dated March 29, 2007, the prospectus supplement dated March 24, 2008 and the product supplement dated July 2, 2008 relating to our medium-term notes of which these securities are a part. This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the "Risk Factors" section in this pricing supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

        You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  •
  Prospectus dated March 29, 2007:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

  •
  Prospectus supplement dated March 24, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

  •
  Product supplement dated July 2, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908008125/a2186821z424b2.htm

        Our Central Index Key, or CIK, on the SEC website is 1053092.

        You should rely only on the information contained in this document or in any documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        In this pricing supplement, unless otherwise specified or the context otherwise requires, references to "we", "us" and "our" are to Credit Suisse and its consolidated subsidiaries, and references to "dollars" and "$" are to United States dollars.

 Summary Information

        This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Buffered Accelerated Return Equity Securities due 2013. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the securities, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the securities. You should, in particular, carefully review the sections entitled "Risk Factors," in this pricing supplement and in the accompanying product supplement, which highlights a number of risks, to determine whether an investment in the securities is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

How is the redemption amount calculated?

        We will redeem the securities at maturity for a redemption amount in cash that will equal the principal amount of the securities multiplied by the sum of 1 plus the index return. The index return will be based on the difference between the final index level and the initial index level, expressed as a percentage. How the index return will be calculated depends on whether the final index level is greater than, less than or equal to the initial index level and, if less than the initial index level, how much less:

  •
  If the final index level is greater than the initial index level, then the index return will equal:

upside participation	*	final index level - initial index level initial index level

    Thus, if the final index level is greater than the initial index level, the index return will be a positive number and the redemption amount will be greater than the principal amount of the securities.

  •
  If the final index level is less than or equal to the initial index level, but is greater than or equal to 80% of the initial index level, then the index return will equal zero and the redemption amount will equal the principal amount of the securities.

  •
  If the final index level is less than 80% of the initial index level, then the index return will equal:

final index level - (80% * initial index level) initial index level

    Thus, if the final index level is less than 80% of the initial index level, the index return will be negative and the redemption amount will be less than the principal amount of the securities, and you could lose up to 80% of the value of your investment in the securities.

        For purposes of calculating the index return, the "initial index level" will be equal to the closing level of the reference index on the index business day immediately following the trade date and the "final index level" will be equal to the closing level of the reference index on the valuation date.

        The "closing level" for the reference index will, on any relevant index business day, be the level of the reference index as determined by the calculation agent at the valuation time, which is the time at which the index calculation agent (as defined below) calculates the closing level of the reference index on such index business day, as calculated and published by the index calculation agent, subject to the provisions described under "Description of the Securities—Adjustments to the calculation of the reference index" on page PS-13 of the accompanying product supplement.

        The "upside participation" is [100% – 105%].

What are some hypothetical redemption amounts at maturity of the securities?

        The table below sets forth a sampling of hypothetical redemption amounts at maturity of a $1,000 investment in the securities. The table assumes that the upside participation is set at [102.5]%, the midpoint of the range set forth on the cover page of this pricing supplement. The actual final index level will be determined on the valuation date, as further described herein.

Principal Amount of Securities	Percentage Difference between Initial Index Level and Final Index Level	Redemption Amount at Maturity
$1,000	-100%	$200.00
$1,000	-90%	$300.00
$1,000	-80%	$400.00
$1,000	-70%	$500.00
$1,000	-60%	$600.00
$1,000	-50%	$700.00
$1,000	-40%	$800.00
$1,000	-30%	$900.00
$1,000	-20%	$1,000.00
$1,000	-10%	$1,000.00
$1,000	0%	$1,000.00
$1,000	10%	$1,102.50
$1,000	20%	$1,205.00
$1,000	30%	$1,307.50
$1,000	40%	$1,410.00
$1,000	50%	$1,512.50

        The graph of hypothetical returns at maturity set forth below is intended to demonstrate the effect of the partial principal protection provided by the securities. The gray line shows hypothetical percentage return at maturity for an investment in an instrument directly linked to the value of the index. The actual final index level will be determined on the valuation date, as further described herein. The thick black line shows hypothetical percentage return at maturity for a similar investment in the securities. This graph assumes that the upside participation is set at [102.5]%, the midpoint of the range set forth on the cover page of this pricing supplement.

        These examples are for illustrative purposes only. The actual index return will depend on the final index level determined by the calculation agent as provided in this pricing supplement.

Examples of the hypothetical redemption amounts of the securities

        The following are illustrative examples of how the redemption amount would be calculated with hypothetical final index levels that are greater than or less than, the initial index level. The actual final index level will be determined on the valuation date, as further described herein. Each of the examples assumes the following:

  •
  the initial investment in the securities is $1,000,

  •
  the initial index level is 1000, and

  •
  the upside participation is set at [102.5]%, the midpoint of the range set forth on the cover page of this pricing supplement.

  EXAMPLE 1: The final index level is 1100, an increase of 10% from the initial index level:

Index Return = [102.5]% * ((1100 - 1000))/1000) = 0.1025

        Redemption Amount = Principal * (1.0 + basket return)

        Redemption Amount = $1,000 * (1.0 + 0.1025)

        Redemption Amount = $1,102.50

In this example, at maturity you will receive a redemption amount that is greater than the amount of your investment in the securities.

  EXAMPLE 2: The final index level is 950, a decrease of 5% from the initial index level:

Since the final index level (950) is less than the initial index level (1000) but is greater than 80% of the initial index level (900), the index return equals zero.

        Redemption Amount = Principal * (1.0 + index return)

        Redemption Amount = $1,000 * (1.0 + 0.0)

        Redemption Amount = $1,000

In this example, at maturity you will receive a redemption amount that is equal to the amount of your investment in the securities.

  EXAMPLE 3: The final index level is 700, a decrease of 30% from the initial index level:

Index Return = (700 - (80% * 1000))/1000 = -0.10

        Redemption Amount = Principal * (1.0 + index return)

        Redemption Amount = $1,000 * (1.0 + -0.10)

        Redemption Amount = $900

In this example, at maturity you will receive a redemption amount that is less than the amount of your investment in the securities.

 SUPPLEMENTAL USE OF PROCEEDS

        The net proceeds from this offering will be approximately $            . We intend to use the net proceeds for our general corporate purposes, which may include the refinancing of our existing debt outside Switzerland. We may also use some or all of the net proceeds from this offering to hedge our obligations under the securities. Please refer to "Use of Proceeds and Hedging" on page PS-10 of the accompanying product supplement.

 THE REFERENCE INDEX

CS/RT Emerging Infrastructure Index
Powered by HOLT

General

        The CS/RT Emerging Infrastructure Index powered by HOLT (the "reference index") comprises 50 equally-weighted exchange-listed emerging infrastructure-related companies that are chosen according to a rules-based methodology (the "HOLTTM scoring methodology") for scoring stocks. The rules for constructing and rebalancing the reference index and for calculating the reference index value were developed by Credit Suisse Securities (Europe) Limited (the "index creator"). The daily closing value of the reference index is calculated and published by Standard & Poor's (the "index calculation agent"), based on the rules developed by the index creator.

        The reference index is the exclusive property of and currently sponsored by the index creator, which has contracted with the index calculation agent to maintain and calculate the reference index. The index creator retains the final discretion as to the manner in which the reference index is calculated and constructed, and may supplement, amend, revise or withdraw the rules for maintaining and calculating the reference index at any time and without prior notice.

        The securities are not in any way sponsored, endorsed or promoted by any of the index creator, HOLT or the index calculation agent. None of the index creator, HOLT or the index calculation agent has any obligation to take the needs of any person into consideration in composing, determining, rebalancing or calculating the reference index (or causing the reference index to be calculated). In addition, none of the index creator, HOLT or the index calculation agent makes any warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the reference index and/or the value of the reference index at any particular time on any particular day or otherwise, and none of the index creator, HOLT or the index calculation agent shall be liable, whether in negligence or otherwise, to any person for any errors or omissions in the reference index or in the calculation of the reference index or under any obligation to advise any person of any errors or omissions therein.

        Robert Thomas Investments, Inc. ("RT") is a Florida corporation wholly owned by Raymond James Financial, Inc. RT provides consulting services related to the structuring of investment products. RT is a corporate affiliate of Raymond James & Associates, Inc. Raymond James & Associates, Inc. is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. RT selected emerging infrastructure as the theme of the reference index and provided input to HOLT on its selection of GICS (as defined below) within that theme. RT has, and will have, no other role in the creation, calculation, maintenance or rebalancing of the reference index.

Selection of the Index Components

        HOLT, a service of Credit Suisse, maintains a proprietary database that currently includes more than 20,000 companies in over 60 countries. From such proprietary database, 284 emerging infrastructure related companies meet the criteria of (i) being classified under one of the infrastructure-related MSCI Global Industry Classification Standard (GICS) Codes listed in Appendix A and (ii) deriving more than 15% of their revenues from emerging markets. From this group of companies, the 200 emerging infrastructure related companies with the highest liquidity and whose stock is listed on a regulated stock exchange will be selected to form the universe of eligible companies (the "eligible universe").

        Each company in the eligible universe is assigned to one of three themes: Agriculture, Power and Utilities, and Infrastructure. The company must also have a minimum of 15% of its revenues derived from the Global Emerging Markets (GEM). Companies active in Power and Utilities or Infrastructure must have a market cap greater than USD 5 billion (at the time the universe is selected). Companies active in Agriculture must have a market cap greater than USD 1 billion (at the time the universe is selected). A GEM is defined as any country except the United States, Canada, Australia, New Zealand, Japan, Hong Kong, Singapore, Austria, Belgium, Luxembourg, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden and the United Kingdom.

        On the Base Date (as defined below) and at each periodic review (as described below), the reference index will include a minimum allocation of stocks from the eligible universe to each of the three themes in order to ensure representation of the three themes in the reference index. The total number of stocks in the reference index is 50 (each an "index component").

        On the Base Date and at each periodic review, the index components will be selected according to the following procedure:

  1.
  The companies in the eligible universe will be ranked according to their HOLT score (see "—The HOLT Scoring Methodology," below).

  2.
  The companies whose stock has an average trading volume of less than $10 million per day over the prior six-month period or that have traded fewer than 500,000 shares each calendar month over the prior six-month period will be excluded. In addition, at least 45 companies must have traded more than 1,000,000 shares in each calendar month over the prior six-month period. If this condition is not met, the lowest-ranking companies that have traded fewer than 1,000,000 shares in each calendar month over the prior six-month period will be replaced by the stocks from the highest-ranking companies out of the remaining companies in the eligible universe. This will be determined by or on behalf of the index creator in order to ensure that the performance of the reference index is not negatively affected by price disruptions due to a lack of liquidity. In addition, the companies whose stock is not freely tradable (because the equity and/or foreign exchange markets in the relevant company's home jurisdiction are not free and well developed) may be excluded at the discretion of the index creator.

  3.
  The companies whose stock has the highest HOLT scores in each of three themes are selected in order to satisfy the "minimum allocation of stocks" (subject to the conditions in numbered paragraph 2 above). If there are twenty or more companies in the eligible universe allocated to a theme, the minimum allocation of stocks to such theme will be ten stocks. If there are fewer than twenty companies in the eligible universe allocated to a theme, the minimum allocation of stocks to such theme will be the highest number of stocks that is less than or equal to 50% of the total number of companies in the eligible universe allocated to such theme. This will ensure that the minimum allocation of stocks to a theme is not more than 50% of the companies representing such theme. If there is an insufficient number of stocks in the eligible universe allocated to a theme that satisfy the tradability conditions described in numbered paragraph 2 above, such theme will have fewer than the minimum allocation of stocks. On the Base Date, the reference index comprised 13 companies allocated to the Agriculture theme, 10 companies allocated to the Power and Utilities theme and 27 companies allocated to the Infrastructure theme.

  4.
  The stocks of those companies with the highest HOLT scores out of the remaining companies in the eligible universe are selected to bring the total number of stocks included in the reference index to 50.

  5.
  All index components must be either (a) securities (other than non-U.S. securities and non-U.S. securities underlying American Depositary Receipts ("ADRs")) that (i) are issued by a company that complies with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and is listed on a national securities exchange and (ii) are

    "NMS stock" as defined in Rule 600 of Regulation NMS under the 1934 Act; or (b) securities other than securities covered in clause (a). For purposes of clause (b), a maximum of ten index components may be non-U.S. securities or non-U.S. securities underlying ADRs having their primary trading market outside the United States on foreign trading markets that are not members of the Intermarket Surveillance Group or are not parties to comprehensive surveillance sharing agreements with the American Stock Exchange (AMEX). If more than ten index components do not comply with this rule, the lowest ranking non-compliant company will be replaced by the highest-ranking compliant company out of the remaining companies in the eligible universe (subject to the conditions in numbered paragraphs 2 and 3 above), until no more than 10 index components are non-compliant. This will be determined by or on behalf of the index creator.

  6.
  If two stocks are equally ranked, the stock with the higher market capitalization will be deemed to have the higher rank.

  7.
  When a stock has several listings or different share classes outstanding, the index creator has discretion as to which stock and/or listing is considered, bearing in mind, among other factors, the liquidity of the stocks (subject to the conditions in numbered paragraph 5 above). Generally, the primary listing will be considered. In exceptional cases, ADRs or Global Depositary Receipts ("GDRs") can be included, especially if the ADRs or GDRs are more liquid than the underlying stocks. For purposes of this description, the term "stocks" shall be interpreted to include ADRs and GDRs.

        The procedures for selecting the companies that form part of the eligible universe, together with numbered paragraphs 1 and 2 above, are carried out on the last weekday of each month to create a "selection list." The selection list indicates possible changes in the composition of the reference index at the next periodic review and is used to select a replacement company, if necessary.

Periodic Review of the Reference Index and Weighting of the Index Components

        The periodic review of the index components occurs every last weekday of April and October (each a "Semi-Annual Rebalancing Date"). Adjustments in index components resulting from the periodic review become effective every 10th weekday in May and November (each a "Semi-Annual Rebalancing Effective Date") and the periodic resetting of index component weightings occurs every 10th weekday in February, May, August and November (each a "Quarterly Re-weighting Date").

        The 50 index components were initially equally weighted on November 14, 2002 (the "Base Date"), and will be equally weighted on each Quarterly Re-weighting Date. On each Quarterly Re-weighting Date, the weighting of each index component is reset to equal 1/50th of the value of the reference index. The weighting of each index component is expressed in the number of shares included in the reference index. The number of shares in the reference index for each index component was calculated on the Base Date and will be recalculated on each Quarterly Re-weighting Date according to a formula as set out in the Index Rules, which are available at www.customindices.standardandpoors.com. (Reference to this "uniform resource locator" or "URL" is made as an inactive textual reference for informational purposes only. Neither it nor other information found at this website is incorporated by reference into this pricing supplement.)

        As of the last Semi-Annual Rebalancing Effective Date, the reference index has the following Sub-Industry and Regional Exposure:

        The following table sets forth the ten largest index components by market capitalization as of the last Semi-Annual Rebalancing Effective Date.

        The Sub-Industry Exposure classifications are based on Global Industry Classification System (GICS) sub-industry codes. The information included in the Thematic Exposure, Regional Exposure and 10 Largest Index Components by Market Capitalization is derived from Holt, Bloomberg Financial Markets and FactSet and is as of May 14, 2008.

Operational Adjustments to the Index Components

        In addition to the periodic reviews, the reference index is continually reviewed for changes, or operational adjustments, to the index components necessitated by extraordinary corporate actions, including mergers, takeovers, spin-offs, delistings and bankruptcy filings, involving issuers of index components (the "index component companies"). Operational adjustments may occur between periodic reviews if a specific corporate event makes an existing index component ineligible. If a specific corporate event makes an existing index component ineligible, the replacement company will be the highest ranked non-component on the most recent selection list. The following events may require an operational adjustment:

Event	Action
Merger or Acquisition	If a merger or acquisition results in one index component company absorbing another index component company, the resulting company will remain an index component and the absorbed company will be replaced. If a non-index component company absorbs an index component company, the original index component will be removed and replaced.
Spin-off	If an index component company splits or spins off a portion of its business to form one or more new companies, the resulting company with the highest market value will remain an index component.
Bankruptcy	An index component will be removed and replaced immediately after a bankruptcy filing. Exceptions are made on a case-by-case basis. For example, an index component might not be removed immediately when a bankruptcy filing is not a result of operating or financial difficulties.
Delisting	An index component will be removed and replaced immediately after the index component company is delisted from its primary market.

        In the event that a corporate action takes place in respect of an index component company during the period between a Semi-Annual Rebalancing Date and the corresponding Semi-Annual Rebalancing Effective Date that results in any index component becoming ineligible, such ineligible index component will be replaced in accordance with the procedures in numbered paragraphs 1 through 7 under "—Selection of the Index Components" so that the reference index will contain 50 index components on the Semi-Annual Rebalancing Effective Date. If any changes to the composition of the reference index or weighting of the index components are required, such operational adjustments may not change the value of the reference index. Generally, changes are effective on the same day on which the corporate action becomes effective. Operational adjustments may be made after the Semi-Annual Rebalancing Date without prejudice to the right of the index creator to take into account the event of take-overs or other circumstances. All such changes become effective on the Semi-Annual Rebalancing Effective Date.

        An operational adjustment to the reference index due to corporate action or a change in the eligibility of an index component might require adjustments to the divisor or to the allocated number of shares, as follows:

Component change	Adjustment
Component Replacement	The index component entering the reference index goes in at the weight of the index component coming out to determine the number of shares of the entering index component.

Spin-off	Subtract the following from the price of the parent company:
Spinoff stock price Share exchange ratio
Adjust the number of shares such that the index component's weighting is not changed as a result of the spin-off. There is no divisor change.
If a company being spun off is only trading on a "when-issued" basis, the "when-issued" price will be used to adjust the parent company's closing price.
Special Cash Dividend	Price of stock making the special cash dividend payment is reduced by the per share special cash dividend amount after the close of trading on the day before the ex-date. A divisor adjustment is made in order for the index level after the price adjustment to be equal to the index level before the price adjustment.
Stock Split	In the event of a stock split, the number of shares of the relevant index component will be multiplied by the factor used for the split at such time. There is no divisor change.
Stock Dividend	Stock dividends are treated in the same way as stock splits.
Rights Offering	Subtract the following from the price of the parent company stock:
Price of rights Rights ratio
Adjust the number of shares such that the index component's weighting is not changed as a result of the rights offering. There is no divisor change.

        Divisor changes or changes to the allocated number of shares are usually made on the date on which the corporate action becomes effective, based on the closing prices on the business day immediately preceding such date.

Calculation of the Value of the Reference Index

        The value of the reference index is calculated on a real-time and end-of-day basis by the index calculation agent. The closing value of the reference index is based on the official closing prices of the index components from the primary exchange rates converted into U.S. dollars using the WM closing spot exchange rates as reported by Reuters. For calculation purposes, the reference index closes at 5:00 p.m., New York City time. The reference index is calculated as a synthetic price-return index, by calculating a total-return index and applying a synthetic dividend yield. The closing value of the reference index is the sum of the closing prices of each of the 50 index components times the respective number of shares of stock in the reference index divided by a divisor.

        As long as at least one index component is traded on a business day, the value of the reference index is calculated for that day. On days where an index component does not trade, but the value of the reference index is calculated for that day, the value of the index component which does not trade on such day will be the last available closing price. The closing value of the reference index is published by the index calculation agent by 6:30 p.m., New York City time, on any day on which the value of the reference index is calculated. The index calculation agent may delay the publication of the value of the reference index, or suspend or discontinue the publication of the value of the reference index, if it believes that there exist circumstances preventing the correct calculation of the value of the reference index.

The HOLT Scoring Methodology

        The HOLT scoring methodology attempts to identify stocks that satisfy corporate performance, momentum, and valuation characteristics measured objectively by converting a company's accounting data into cash flows, as measured by Cash Flow Return on Investment (CFROI). This allows comparisons among companies across sectors, regions and over time. The HOLT scoring methodology is applied in a consistent manner to all stocks in the eligible universe.

        Pursuant to the HOLT scoring methodology, companies are scored in three categories: Operational Performance, Momentum and Valuation. Scores in each category are determined on the basis of a neutral application of several objective metrics that are intended to permit comparisons of companies' relative performance on measures relevant to that category. The HOLT scoring methodology is not intended to predict the future market or financial performance of any company (either in absolute terms or relative to other companies) nor is the ranking of each company intended to serve as a qualitative ordering of each company in relation to other companies in the eligible universe.

        The Operational Performance category is intended to identify companies which display corporate performance characteristics, such as profitability and management skill. The Valuation category is intended to identify stocks that are attractively valued according to several metrics, including the HOLT discounted cash flow model. The Momentum category is intended to identify companies that are gaining from positive market sentiment. The HOLT scoring methodology assigns a score from 1 to 5 (with 5 being the best) to each company for each variable within a category based on the company's rank relative to all companies in the eligible universe. The HOLT scoring methodology computes a weighted average of the scores for each variable within each category to arrive at a category score. The HOLT scoring methodology then computes an average overall score using the category scores. Each category is weighted approximately equally.

        To determine the scores for each category, HOLT relies on data from the financial statements of the company to compute several variables reflective of that category. The variables in the Operational Performance category currently include a CFROI measurement, a Managing for Value measurement and a Change in Value Creation measurement. As discussed below in "—The CFROI Valuation Methodology," CFROI is intended to measure profitability by looking at the ratio of gross cash flow to gross investments, while accounting for a company's mix of depreciating and non-depreciating assets. Managing for Value is intended to measure management skill by comparing profitability (as measured by CFROI) to asset growth over the most recent three-year period. Change in Value Creation is intended to measure the change in economic profit, as indicated by a company's CFROI and mix of assets, over the most recent two-year period.

        The variables in the Momentum category currently include a CFROI Key Momentum measurement, a Price Momentum measurement and a Daily Liquidity Average measurement. CFROI Key Momentum measures the change in CFROI over a thirteen-week period resulting from revisions in the consensus analysts' estimates of a company's earnings. Price Momentum measures the increase in market value of the company's stock over a two-year period. Daily Liquidity Average measures the cash value of the average trading volume of a company's stock, adjusted for market capitalization.

        The variables in the Valuation category currently include a Percent to Best measurement, an Economic Price to Earnings measurement, a Dividend Yield measurement and a Value to Cost measurement. Percent to Best measures the difference between the company's trading price and its "warranted price," as measured by the Credit Suisse HOLT CFROI Valuation Methodology (as described below). Economic Price to Earnings measures the ratio of the total market value of a company's debt and equity securities to its earnings, determined using CFROI metrics. Dividend Yield measures a company's dividend yield based on analysts' estimates. Value to Cost measures the ratio of the total market value of a company's debt and equity securities to its net assets.

The CFROI Valuation Methodology*

         The HOLT scoring methodology relies on the Credit Suisse HOLT CFROI Valuation Methodology (the "CFROI Valuation Methodology"). The CFROI Valuation Methodology represents a type of discounted cash flow model used to value companies. The CFROI metric result is intended to approximate the economic return produced by a company's projects and contains four major components: inflation-adjusted gross cash flow, inflation-adjusted gross investment, asset life and non-depreciating assets. The CFROI metric result is calculated in two steps: first, HOLT measures the inflation-adjusted gross cash flows available to all capital owners in a company as compared to the inflation-adjusted gross investment made by the capital owners. HOLT then translates this ratio of gross cash flow to gross investment into an internal rate of return by recognizing the finite economic life of depreciating assets and the residual value of non-depreciating assets.

*
Significant amounts of material in this section were taken from Madden, Bart (1999), CFROI Valuation: A Total System Approach to Valuing the Firm. Linacre House, Jordan Hill, Oxford: Butterworth-Heinemann.

  Inflation-Adjusted Gross Cash Flow

        Inflation-adjusted gross cash flow is derived from net income (before extraordinary items), which is adjusted in the HOLT scoring methodology as follows: depreciation and amortization are added back to net income because they represent non-cash expenditures. Interest expense and minority interest expense are added back to net income because the CFROI metric measures the return available to all providers of capital, not just equity holders. Research and development and rental expenses are added back to net income because the HOLT framework considers these items as capital investments, similar to capital expenditures. Equity method investment income is subtracted from net income. Other adjustments to net income include a net pension cash flow adjustment, a last-in-first-out (LIFO) charge to first-in-first-out (FIFO) method inventories, monetary holding gains/losses, and an equity method investment income adjustment.

  Inflation-Adjusted Gross Investment

        Inflation-adjusted gross investment begins with the assets recorded on a company's balance sheet. A number of adjustments are made in order to capture the total amount of gross operating investment employed in the generation of future cash flow. First, accumulated depreciation is added back to book assets because depreciation could understate the economic value of the underlying assets. An inflation adjustment is added to gross plant assets to ensure that inflation-adjusted gross investment and gross cash flow are measured in dollars having the same purchasing power. Operating leases are added to gross operating investment because HOLT views the decision to lease or own property as a financing decision rather than an operating decision. Capitalizing leases ensures that the value of all property plant and equipment is included in inflation-adjusted gross investment, regardless of the method of financing. Research and development expense is capitalized and included in inflation-adjusted gross investment because the value derived from these expenditures extends beyond the year in which the expenditure is made. A LIFO inventory reserve is added to LIFO method inventories to ensure that the dollar value of inventory included in inflation-adjusted gross investment is stated in the same units of purchasing power as gross cash flow. Several items, including equity method investments, pension assets, goodwill, and non-debt monetary liabilities and deferred taxes are removed from the company's gross assets because they are non-operating items.

  Non-Depreciating Assets

        The generation of cash flows causes some assets, such as plant and equipment, to depreciate in value. The value of other assets, such as cash, land, or accounts receivable, is not impacted by their use in the cash flow generation process. Assets that are included in inflation-adjusted gross investment but do not depreciate because they are used to generate future cash flows are categorized as non-depreciating assets. These assets include net monetary assets, inflation adjusted land and improvements, non-equity method investments, inventory (including LIFO inventory reserve), and other long-term assets less pension assets.

  Asset Life

        A company's asset life is the average economic life (in years) of the depreciating assets of the company. In general, gross plant life and capitalized operating lease life is computed by dividing the reported gross plant by the reported depreciation expense. Research and development life is assigned systematically to all firms based on the GICS industry in which the company operates. Some companies report depreciation expense on methods other than straight-line depreciation. In countries where this is the general accounting practice, gross plant life is computed as a weighted average life based on the break-out of the plant account available in the financial statements. Each plant account type is assigned a life based on the economics of the GICS industry within which the company operates.

        Any changes to the CFROI Valuation Methodology are made on all companies within a given industry or region after being approved by a committee made up of senior HOLT staff and internal accounting experts. More information regarding HOLT and the CFROI Valuation Methodology can be found at www.csfb.com/institutional/csfb_holt. (Reference to this URL is made as an inactive textual reference for informational purposes only. Neither it nor other information found at this website is incorporated by reference into this pricing supplement.)

Historical performance of the reference index

        The following table sets forth the published high and low closing levels of the reference index during each calendar quarter from January 1, 2003 through August 22, 2008. The closing level of the reference index on August 22, 2008 was 863.07. We obtained the closing levels and other information below from Bloomberg Financial Markets, without independent verification.

        Because the reference index was launched on September 25, 2007, the calculation agent has retrospectively calculated the levels of the reference index on all dates prior to September 25, 2007 using the same methodology as described above. All prospective investors should be aware that no actual investment tracking the performance of the reference index was possible at any time prior to September 25, 2007.

        You should not take the historical levels of the reference index as an indication of future performance of the reference index or the securities. We cannot give you any assurance that the index level of the reference index will increase over the term of the securities or that you will not receive at maturity an amount substantially less than the principal amount of the securities.

	Low	High	Close		Low	High	Close
2003				2006
First Quarter	99.39	108.59	103.97	First Quarter	436.61	512.25	512.25
Second Quarter	104.88	139.88	139.06	Second Quarter	480.13	599.72	536.67
Third Quarter	139.75	165.04	163.80	Third Quarter	506.89	569.58	568.32
Fourth Quarter	165.72	204.30	204.30	Fourth Quarter	566.29	699.05	699.05
2004				2007
First Quarter	207.25	229.57	228.62	First Quarter	659.45	755.67	755.67
Second Quarter	195.64	238.00	221.64	Second Quarter	763.60	948.89	935.98
Third Quarter	217.85	250.26	250.26	Third Quarter	841.75	1052.41	1052.41
Fourth Quarter	251.50	296.42	296.42	Fourth Quarter	984.70	1146.48	1025.70
2005				2008
First Quarter	289.12	352.30	327.71	First Quarter	834.96	1025.70	944.84
Second Quarter	317.33	343.28	343.05	Second Quarter	957.63	1077.70	976.07
Third Quarter	336.91	408.06	408.06	Third Quarter
Fourth Quarter	372.66	439.29	437.11	(through August 22, 2008)	844.17	961.68	863.07

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are a:

  •
  financial institution,

  •
  mutual fund,

  •
  tax-exempt organization,

  •
  insurance company,

  •
  dealer in securities or foreign currencies,

  •
  person (including traders in securities) using a mark-to-market method of accounting,

  •
  person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

  •
  an entity that is treated as a partnership for U.S. federal income tax purposes.

        The discussion is based upon the Code, law, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

        For purposes of this discussion, the term "U.S. holder" means (1) a person who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state thereof or the district of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership holds securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

        You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

        IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY US FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION

OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

U.S. Holders Generally

        The treatment of the securities for U.S. federal income tax purposes is uncertain. We intend to treat the securities as a prepaid, cash-settled financial contract, with respect the reference index, that is eligible for open transaction treatment for U.S. federal income tax purposes. In the absence of an administrative or judicial ruling to the contrary, we and, by purchasing the securities, you agree to treat your securities for all tax purposes in accordance with such characterization. If your securities are so treated, and subject to the discussion in the next paragraph, you should recognize capital gain or loss upon the maturity of your securities (or upon your sale, exchange or other disposition of your securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and your tax basis in the securities. Your tax basis in your securities should generally be equal to the price you paid for them. Capital gain of a noncorporate U.S. holder is generally subject to tax at a maximum rate of 15% if the property is held for more than one year.

        The tax treatment described above is not free from doubt, and it is possible that the IRS may seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS could assert that each reconstitution or rebalancing (collectively, "Rebalancing") of the reference index constitutes a taxable event to you. If the IRS were to prevail in treating each Rebalancing of the reference index as a taxable event, you would recognize capital gain and, possibly, loss on the securities on the date of each Rebalancing to the extent of the difference between the fair market value of the securities and your adjusted basis in the securities at that time. Such gain or loss generally would be short-term capital gain or loss. Other characterizations of the securities also may be possible, under which the timing and character of income could differ substantially from the description above. For example, if the IRS were successful in characterizing the securities as indebtedness for U.S. federal income tax purposes, among other consequences, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent, fixed-rate debt instrument with other terms and conditions similar to the securities (even though the securities do not provide coupon payments). In addition, any gain on the sale or redemption of the securities would be ordinary interest income (rather than capital gain).

        You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

Non-U.S. Holders Generally

        In the case of a holder of the securities that is not a U.S. holder and has no connection with the United States other than holding its security (a "non-U.S. holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the securities by a non-U.S. holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

IRS Notice on Certain Financial Transactions

        On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated that they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on whether, (a) the holder of an instrument such as the securities should be required to accrue income during its term (e.g., under a mark-to-market, accrual or other methodology), (b) income and gain on such an instrument should be ordinary or capital, and (c) foreign holders should be subject to withholding tax on any deemed income accrual.

        Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding Notice 2008-2 and its possible impact on them.

Possible Legislation on Prepaid Forwards

        On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill.

        The Bill, if enacted would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly federal short-term rate determined under Code Section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

        While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the Bill and any future tax legislation that may apply to their securities.

Backup Withholding and Information Reporting

        A holder of the securities may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides a correct taxpayer identification number (or other proof of an applicable exemption) and otherwise complies with applicable requirements of the backup withholding rules.

 UNDERWRITING

        Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, which we refer to as the distribution agreement, we have agreed to sell $        principal amount of securities to Credit Suisse Securities (USA) LLC.

        The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

        Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this pricing supplement. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities of other brokers/dealers. Credit Suisse Securities (USA) LLC intends to offer the securities to Raymond James & Associates, Inc. a broker-dealer registered with the Securities and Exchange Commission and a member of the NASD. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

        We estimate that our out-of-pocket expenses for this offering will be approximately $2,000. Please refer to "Underwriting" on page PS-20 of the accompanying product supplement.

        We expect that delivery of the securities will be made against payment therefor on or about September 26, 2008, which is the fifth business day after the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the trade date or the next business day will be required, by virtue of the fact that the notes initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

 Appendix A

        The Global Industry Classification System (GICS) was used to identify the companies in the HOLT database that are active in Agriculture, Power and Utilities, and Infrastructure.

Agriculture

Sector		Industry Group		Industry		Sub- Industry
15	Materials	1510	Materials	151010	Chemicals	15101030	Fertilizers & Agricultural Chemicals
20	Industrials	2010	Capital Goods	201060	Machinery	20106010	Construction & Farm Machinery & Heavy Trucks
30	Consumer Staples	3020	Food, Beverage & Tobacco	302020	Food Products	30202010	Agricultural Products

Power and Utilities

Sector		Industry Group		Industry		Sub- Industry
10	Energy	1010	Energy	101010	Energy Equipment & Services	10101020	Oil & Gas Equipment & Services
				101020	Oil, Gas & Consumable Fuels	10102040	Oil & Gas Storage & Transportation
55	Utilities	5510	Utilities	551010	Electric Utilities	55101010	Electric Utilities
				551020	Gas Utilities	55102010	Gas Utilities
				551030	Multi-Utilities	55103010	Multi-Utilities
				551040	Water Utilities	55104010	Water Utilities
				551050	Independent Power Producers & Energy Traders	55105010	Independent Power Producers & Energy Traders

Infrastructure

Sector		Industry Group		Industry		Sub- Industry
15	Materials	1510	Materials	151020	Construction Materials	15102010	Construction Materials
				151040	Metals & Mining	15104050	Steel
				151050	Paper & Forest Products	15105010	Forest Products
						15105020	Paper Products
20	Industrials	2010	Capital Goods	201020	Building Products	20102010	Building Products
				201030	Construction & Engineering	20103010	Construction & Engineering
				201040	Electrical Equipment	20104010	Electrical Components & Equipment
						20104020	Heavy Electrical Equipment
				201050	Industrial Conglomerates	20105010	Industrial Conglomerates
				201060	Machinery	20106020	Industrial Machinery
		2020	Commercial Services & Supplies	202010	Commercial Services & Supplies	20201050	Environmental & Facilities Services
		2030	Transportation	203030	Marine	20303010	Marine
				203040	Road & Rail	20304010	Railroads
						20304020	Trucking
				203050	Transportation Infrastructure	20305010	Airport Services
						20305020	Highways & Railtracks
						20305030	Marine Ports & Services
45	Information Technology	4520	Technology Hardware & Equipment	452010	Communications Equipment	45201020	Communications Equipment
				452020	Computers & Peripherals	45202010	Computer Hardware
						45202020	Computer Storage & Peripherals
50	Telecommunication Services	5010	Telecommunication Services	501010	Diversified Telecommunication Services	50101010	Alternative Carriers
						50101020	Integrated Telecommunication Services
				501020	Wireless Telecommunication Services	50102010	Wireless Telecommunication Services

Credit Suisse

QuickLinks

Additional Terms Specific to the Securities
TABLE OF CONTENTS
Summary Information
SUPPLEMENTAL USE OF PROCEEDS
THE REFERENCE INDEX
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
Appendix A